CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
__________________________________	___________________	___________________
Commodity-Linked Notes due 2029	$1,015,000	$130.73

March 2014 Pricing Supplement No. 1,311 Registration Statement No. 333-178081 Dated March 26, 2014 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS
Opportunities in Commodities

Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil
The notes are unsecured obligations of Morgan Stanley and will have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this document.  The notes offer the opportunity for investors to earn an annual contingent coupon based on the performance of the underlying commodity on each annual determination date.  On each contingent coupon payment date, investors will receive a contingent coupon, if any, at a rate equal to the greater of (i) the percentage increase in the commodity price as of the relevant annual determination date from the initial commodity price and (ii) the highest contingent coupon rate paid with respect to any previous determination date, subject to the maximum contingent coupon rate of 10%.  At maturity, we will pay per note the stated principal amount of $1,000 plus the contingent coupon, if any, with respect to the final determination date.  These long-dated notes are for investors who are concerned about principal risk but seek a West Texas Intermediate light sweet crude oil-based return, and who are willing to forgo a fixed rate of interest in exchange for the repayment of principal at maturity and the potential to receive on each contingent coupon payment date an annual contingent coupon that reflects the highest percentage increase in the commodity price from the initial commodity price, as measured on each determination date up to and including the determination date immediately preceding such contingent coupon payment date, subject to the maximum contingent coupon rate of 10%.  The notes are notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.
All payments are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations, you could lose some or all of your investment.  These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.
FINAL TERMS
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$1,015,000
Pricing date:	March 26, 2014
Original issue date:	March 31, 2014 (3 business days after the pricing date)
Maturity date:	March 29, 2029
Interest:	None
Underlying commodity:	West Texas Intermediate light sweet crude oil (“WTI crude oil”)
Contingent coupon:
With respect to each annual determination date, we will pay a contingent coupon, if any, on the corresponding contingent coupon payment date at a rate equal to the greater of (i) the commodity percent change and (ii) the highest contingent coupon rate paid with respect to any previous determination date, provided that in no event will the contingent coupon rate be less than 0% or greater than the maximum contingent coupon rate

Maximum contingent coupon rate:	10%
Payment at maturity:	The payment due at maturity per $1,000 stated principal amount will equal $1,000 plus any contingent coupon payable with respect to the final determination date.
Commodity percent change:	With respect to any determination date, (determination commodity price – initial commodity price) / initial commodity price
Initial commodity price:	$100.26, which is the commodity price on the pricing date
Determination commodity price:	The commodity price on the applicable determination date
Determination dates:
March 26, 2015, March 28, 2016, March 27, 2017, March 26, 2018, March 26, 2019, March 26, 2020, March 26, 2021, March 28, 2022, March 27, 2023, March 26, 2024, March 26, 2025, March 26, 2026, March 26, 2027, March 27, 2028 and March 26, 2029, each subject to adjustment for non-trading days and certain market disruption events.  We also refer to March 26, 2029 as the final determination date.

Contingent coupon payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent coupon, if any, with respect to the final determination date will be made on the maturity date.

Commodity price:
For any trading day, the official settlement price per barrel of WTI crude oil on the NYMEX Division, or to successor, of the New York Mercantile Exchange, Inc. (the “NYMEX Division”) of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date

CUSIP / ISIN:	61762GBF0 / US61762GBF00
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Estimated value on the pricing date:	$899.50 per note. See “Investment Summary” on page 2.
Commissions and issue price:	Price to public(1)	Agent’s commissions(2)	Proceeds to issuer(3)
Per note	$1,000	$35	$965
Total	$1,015,000	$35,525	$979,475
(1) The price to public for investors purchasing the notes in fee-based advisory accounts will be $970 per note.
(2) Selected dealers and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $35 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $5 per note. See “Supplemental information regarding plan of distribution; conflicts of interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.
(3) See “Use of proceeds and hedging” on page 15.
The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 7.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information About the Notes” at the end of this document.

Prospectus Supplement for Commodity-Linked Notes dated August 17, 2012                         Prospectus dated November 21, 2011

Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

Investment Summary

Commodity-Linked Notes with Contingent Coupon

The Commodity-Linked Notes with Contingent Coupon due March 29, 2029 Based on the Performance of West Texas Intermediate Light Sweet Crude Oil (the “notes”) provide investors:

¡	an opportunity to gain exposure to the performance of WTI crude oil and provide diversification of underlying asset class exposure

¡	the repayment of principal at maturity

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the potential to earn on each contingent coupon payment date an annual contingent coupon, if any, that reflects the highest percentage increase in the commodity price from the initial commodity price, as measured on each determination date up to and including the determination date immediately preceding such contingent coupon payment date

¡	any contingent coupons are subject to the maximum contingent coupon rate of 10%

¡	no exposure to any decline of the underlying commodity if the notes are held to maturity

If the price of WTI crude oil on each determination date is less than or equal to the initial commodity price, you will not receive any contingent coupon payments over the term of the notes and, at maturity, you will only receive the stated principal amount of $1,000 per note, without any return on your investment.  All payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Morgan Stanley.

The original issue price of each note is $1,000.  This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date is less than $1,000.  We estimate that the value of each note on the pricing date is $899.50.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the underlying commodity.  The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying commodity, instruments based on the underlying commodity, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the maximum contingent coupon rate, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us.  If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the underlying commodity, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors.  However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying commodity, and to our secondary market credit spreads, it would do so based on values higher than the estimated value.  We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

Key Investment Rationale

Commodity-Linked Notes with Contingent Coupon offer investors exposure to the performance of the underlying commodity, allow investors to receive potential contingent coupons based on the performance of the underlying commodity, as measured on each determination date and provide for the repayment of principal at maturity.  They are for investors who are concerned about principal risk but seek a West Texas Intermediate light sweet crude oil-based return, and who are willing to forgo a fixed rate of interest in exchange for the repayment of principal at maturity and the potential to receive on each contingent coupon payment date an annual contingent coupon that reflects the highest percentage increase in the commodity price from the initial commodity price, as measured on each determination date up to and including the determination date immediately preceding such contingent coupon payment date, subject to the maximum contingent coupon rate of 10%.  The notes are unsecured obligations of Morgan Stanley, and all payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.

Contingent Coupon Payments
The notes pay a contingent coupon, if any, with respect to each annual determination date, at a rate equal to the greater of (i) the percentage increase in the commodity price as of such determination date from the initial commodity price and (ii) the highest contingent coupon rate paid with respect to any previous determination date, provided that in no event will the contingent coupon rate be greater than the maximum contingent coupon rate of 10%.

Repayment of Principal	The notes provide for the repayment of principal in full at maturity.

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

Hypothetical Payout on the Notes
The examples below illustrate the hypothetical contingent coupon payments, if any, and the payment at maturity on the notes with the following terms:
▪	Term: 15 years
▪	Determination dates and contingent coupon payment dates: annual
▪	Stated principal amount: $1,000
▪	Hypothetical initial commodity price: $100 (the actual initial commodity price is set forth on the cover of this document)

Example 1:

Determination date	Determination commodity price	Commodity percent change	Contingent coupon rate	Contingent coupon payment / payment at maturity
1	$98	-2%	0%	$0
2	$105	5%	5%	$50
3	$108	8%	8%	$80
4	$112	12%	10%	$100
5	$95	-5%	10%	$100
6	$100	0%	10%	$100
7	$102	2%	10%	$100
8	$93	-7%	10%	$100
9	$97	-3%	10%	$100
10	$98	-2%	10%	$100
11	$102	2%	10%	$100
12	$103	3%	10%	$100
13	$105	5%	10%	$100
14	$99	-1%	10%	$100
Final	$95	-5%	10%	$1,100

In example 1, the determination commodity price on the first determination date is less than the initial commodity price.  Therefore, investors do not receive any contingent coupon on the first contingent coupon payment date.

The commodity price then increases as of the second and third determination dates as compared to the initial commodity price, so on each corresponding contingent coupon payment date, investors receive a contingent coupon at a rate equal to the commodity percent change as of the relevant determination date.  The commodity price further increases as of the fourth determination date.  As the commodity percent change on the fourth determination date is greater than the maximum contingent coupon rate of 10%, investors receive a contingent coupon of 10% on the related contingent coupon payment date.

The commodity price then decreases as of the subsequent determination dates and the determination commodity price on none of the subsequent determination dates is higher than the determination commodity price on the fourth determination date.  However, investors still receive a contingent coupon of 10% with respect to each such subsequent determination date, which equals the contingent coupon rate paid with respect to the fourth determination date.  At maturity, investors receive the $1,000 stated principal amount plus the contingent coupon payable with respect to the final determination date.  The total payment per $1,000 stated principal amount of notes is $2,330, corresponding to a 133% return over the 15-year term of the notes.

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

Example 2:

Determination date	Determination commodity price	Commodity percent change	Contingent coupon rate	Contingent coupon payment / payment at maturity
1	$111	11%	10%	$100
2	$115	15%	10%	$100
3	$120	20%	10%	$100
4	$130	30%	10%	$100
5	$145	45%	10%	$100
6	$180	80%	10%	$100
7	$200	100%	10%	$100
8	$220	120%	10%	$100
9	$230	130%	10%	$100
10	$245	145%	10%	$100
11	$260	160%	10%	$100
12	$280	180%	10%	$100
13	$290	190%	10%	$100
14	$320	220%	10%	$100
Final	$350	250%	10%	$1,100

In example 2, the underlying commodity appreciates by 11% as of the first determination date.  Therefore, investors receive a contingent coupon at the maximum contingent coupon rate of 10% on the first contingent coupon payment date.  Similarly, although the commodity price continues to increase as of each subsequent determination date, investors only receive a 10% contingent coupon with respect to each subsequent determination date, because any contingent coupon payable is subject to the maximum contingent coupon rate of 10%.  The total payment per $1,000 stated principal amount of notes is $2,500 (which reflects the maximum total amount payable on the notes), corresponding to a 250% return over the 15-year term of the notes, even though the underlying commodity has appreciated by 250% as of the final determination date from the initial commodity price.

Example 3:

Determination date	Determination commodity price	Commodity percent change	Contingent coupon rate	Contingent coupon payment / payment at maturity
1	$95	-5%	0%	$0
2	$90	-10%	0%	$0
3	$85	-15%	0%	$0
4	$82	-18%	0%	$0
5	$80	-20%	0%	$0
6	$90	-10%	0%	$0
7	$92	-8%	0%	$0
8	$94	-6%	0%	$0
9	$95	-5%	0%	$0
10	$93	-7%	0%	$0
11	$92	-8%	0%	$0
12	$96	-4%	0%	$0
13	$97	-3%	0%	$0
14	$95	-5%	0%	$0
Final	$98	-2%	0%	$1,000

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

In example 3, the determination commodity price on the first determination date decreases from the initial commodity price.  Therefore, investors do not receive a contingent coupon on the first contingent coupon payment date.  Similarly, as the underlying commodity continues to decrease as of each subsequent determination date, investors do not receive any contingent coupon, with respect to such determination dates.  Although the commodity price recovers later during the term of the notes, because it never recovers to above the initial commodity price as of any determination date, investors do not receive any contingent coupon on the corresponding contingent coupon payment dates.  At maturity, investors receive the stated principal amount of the notes.  The total payment is $1,000 per stated principal amount of the notes, corresponding to a 0% return over the 15-year term of the notes.

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus supplement and prospectus.  You should also consult with your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

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The notes do not provide for regular interest payments and may not pay more than the stated principal amount at maturity.  The terms of the notes differ from those of ordinary debt securities in that they do not provide for the regular payment of interest.  On each contingent coupon payment date, investors will receive a contingent coupon, if any, at a rate equal to the greater of (i) the percentage increase in the commodity price as of the relevant determination date from the initial commodity price and (ii) the highest contingent coupon rate paid with respect to any previous determination date, subject to a maximum contingent coupon rate of 10%.  If the commodity price on each determination date is less than or equal to the initial commodity price, investors will not receive any contingent coupon payments over the term of the notes and will only receive the stated principal amount at maturity.  In this scenario, investors will receive zero return on their investment in the notes.

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The appreciation potential of the notes is limited by the maximum contingent coupon rate. Even if the underlying commodity appreciates significantly over the term of the notes, under no circumstances will an investor receive more than a 10% contingent coupon on any contingent coupon payment date.  As a result, the maximum total amount payable per stated principal amount of notes will be capped at $2,500, corresponding to a maximum total return of 150% over the 15-year term of the notes, even if the underlying commodity appreciates by more than that.

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Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.  The contingent coupon payments, if any, are linked exclusively to the price of WTI crude oil and not to a diverse basket of commodities or a broad-based commodity index.  The price of WTI crude oil may not correlate to, and may diverge significantly from, the prices of commodities generally.   Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.  The price of WTI crude oil may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen.  See “WTI Crude Oil Overview” on page 11.

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Investments linked to a single commodity are subject to sharp fluctuations in commodity prices, and the price of WTI crude oil may change unpredictably and affect the value of the notes in unforeseen ways.  Investments, such as the notes, linked to the price of a single commodity such as WTI crude oil are subject to significant fluctuations in the price of the commodity over short periods due to a variety of factors.  Demand for refined petroleum products by consumers, as well as by the agricultural, manufacturing and transportation industries, affects the price of crude oil.  Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel.  Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels.  Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions.  Demand is also influenced by government regulations, such as environmental or consumption policies.  In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity, developments in production technology such as fracking and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world.  Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors.  These include production decisions by the Organization of the Petroleum Exporting Countries and other crude oil producers.  In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable.  Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

withheld supplies into the market or the introduction of substitute products or commodities.  WTI crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil.  As a result, the price of WTI crude oil may be more volatile than world crude oil prices generally.  See “WTI Crude Oil Overview” on page 11.

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An investment linked to commodity futures contracts is not equivalent to an investment linked to the spot prices of physical commodities.  The notes have returns based on the change in price of futures contracts on the underlying commodity, not the change in the spot price of actual physical commodity to which such futures contracts relate.  The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the price of a physical commodity reflects the value of such commodity upon immediate delivery, which is referred to as the spot price.  Several factors can result in differences between the price of a commodity futures contract and the spot price of a commodity, including the cost of storing such commodity for the length of the futures contract, interest costs related to financing the purchase of such commodity and expectations of supply and demand for such commodity.  While the changes in the price of a futures contract are usually correlated with the changes in the spot price, such correlation is not exact.  In some cases, the performance of a commodity futures contract can deviate significantly from the spot price performance of the related underlying commodity, especially over longer periods of time.  Accordingly, investments linked to the return of commodities futures contracts may underperform similar investments that reflect the spot price return on physical commodities.

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Differences between futures prices and the spot price of WTI crude oil may decrease the amount payable at maturity.  The initial commodity price and determination commodity prices that are used to determine the contingent coupons payable, if any, on the notes are determined by reference to the settlement price of the first nearby month futures contract for WTI crude oil on the pricing date and determination dates, respectively, and will not therefore reflect the spot price of WTI crude oil on such dates.  The market for futures contracts on WTI crude oil has experienced periods of backwardation, in which futures prices are lower than the spot price, and periods of contango, in which futures prices are higher than the spot price.  If the contract is in backwardation on the pricing date or in contango on any determination date, the contingent coupon payable, if any, on the related contingent coupon payment date, may be less than if the initial commodity price or the relevant determination commodity price, respectively, was determined with reference to the spot price.

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Suspension or disruptions of market trading in WTI crude oil futures contracts may adversely affect the value of the notes.  The futures market for WTI crude oil is subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, the contract is listed on the NYMEX.  NYMEX has limits on the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  The current maximum daily price fluctuation for futures contracts of WTI crude oil is $10 per barrel for any particular month of delivery.  If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10 per barrel in either direction. If another halt is triggered, the market would continue to be expanded by $10 per barrel in either direction after each successive five-minute trading halt.  There are no maximum price fluctuation limits during any one trading session.  Fluctuation limits will have the effect of precluding trading in the contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of WTI crude oil futures contracts and, therefore, the value of the notes.

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The market price of the notes will be influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value of the underlying commodity at any time and, in particular, on the determination dates, the volatility (frequency and magnitude of changes in

March 2014	Page 8

Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

price) of the underlying commodity, the price and volatility of the futures contracts on the underlying commodity, trends of supply and demand for the underlying commodity, as well as the effects of speculation or any government actions that could affect the markets for the underlying commodity, interest and yield rates in the market, time remaining until the notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the price of the underlying commodity or commodities markets generally and which may affect the final commodity price of the underlying commodity and any actual or anticipated changes in our credit ratings or credit spreads.  Generally, the longer the time remaining to maturity, the more the market price of the notes will be affected by the other factors described above.  In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, you may receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

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The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes. You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity and therefore you are subject to the credit risk of Morgan Stanley.  The notes are not guaranteed by any other entity.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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The contingent coupons, if any, payable on the notes are not linked to the price of the underlying commodity at any time other than the determination dates.  Each determination commodity price will be based on the commodity price on the relevant determination date, subject to adjustment for non-trading days and certain market disruption events.  Even if the underlying commodity appreciates prior to a determination date but then drops by such determination date, the contingent coupon payable, if any, on the related contingent coupon payment date may be less, and may be significantly less, than it would have been had the contingent coupon payment been linked to the commodity price prior to such drop.  Although the actual commodity price on the stated maturity date or at other times during the term of the notes may be higher than the final commodity price, the contingent coupon payments, if any, will be based solely on the commodity price on each of the determination dates.

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The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the underlying commodity, and to our secondary market credit spreads, it would do so

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

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The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.  These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect.  As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes.  In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.  See also “The market price will be influenced by many unpredictable factors” above.

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Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  Investing in the notes is not equivalent to investing in the underlying commodity or in futures contracts or forward contracts on the underlying commodity.  By purchasing the notes, you do not purchase any entitlement to the underlying commodity or futures contracts or forward contracts on the underlying commodity.  Further, by purchasing the notes, you are taking credit risk to Morgan Stanley and not to any counter-party to futures contracts or forward contracts on the underlying commodity. See “Hypothetical Payout on the Notes” above.

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Legal and regulatory changes could adversely affect the return on and value of your notes.  Futures contracts and options on futures contracts, including those related to the underlying commodity, are subject to extensive statutes, regulations, and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the “CFTC,” and the exchanges on which such futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures and options contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the notes.

For example, the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions that may be held by any person in certain commodity futures contracts and swaps, futures and options that are economically equivalent to such contracts.  While the effects of these or other regulatory developments are difficult to predict, when adopted, such rules may have the effect of making the markets for commodities, commodity futures contracts, options on futures contracts and other related derivatives more volatile and over time potentially less liquid. Such restrictions may force market participants, including us and our affiliates, or such market participants may decide, to sell their positions in such futures contracts and other instruments subject to the limits. If this broad market selling were to occur, it would likely lead to declines, possibly significant declines, in commodity prices, in the price of such commodity futures contracts or instruments and potentially, the value of the notes.

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The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  As calculation agent, Morgan Stanley Capital Group Inc. (“MSCG”) has determined the initial commodity price and will determine the determination commodity prices, and will calculate the contingent coupon payable, if any, on each contingent coupon payment date and the amount of cash you will receive at maturity.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the commodity price of the underlying commodity in the event of a market disruption event, may adversely affect the payout to you on the notes.  In addition, MS & Co. has determined the estimated value of the notes on the pricing date.

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Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes.  One or more of our subsidiaries and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the notes, including trading in the underlying commodity or forward contracts or futures contracts on the underlying commodity.  Some of our subsidiaries also trade in financial instruments related to the underlying commodity or the prices of the commodities or contracts that underlie the underlying commodity on a regular basis as part of their general commodity trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial commodity price and, therefore, could have increased the price at or above which the underlying commodity must close on a determination date before you would receive a contingent coupon on the related contingent coupon payment date.  Additionally, such hedging or trading activities during the term of the notes, including on a determination date, could adversely affect the commodity price on such determination date and, accordingly, the amount of cash an investor will receive on the related contingent coupon payment date, if any, and at maturity.

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

WTI Crude Oil Overview

Crude oil is used as a refined product primarily as transport fuel, industrial fuel and in-home heating fuel.  The price of WTI crude oil to which the return on the notes is linked is based on the official settlement price per barrel of West Texas Intermediate light sweet crude oil on the NYMEX Division of the first nearby month futures contract, stated in U.S. dollars, as made public by the NYMEX Division on such date.

Underlying commodity information as of March 26, 2014
	Bloomberg Ticker Symbol*	Current Price	52 Weeks Ago	52 Week High	52 Week Low
WTI crude oil (in U.S. dollars)	CL1	$100.26	$96.34	$110.53 (on 9/8/2013)	$86.68 (on 4/17/2013)

* The Bloomberg ticker symbol is being provided for reference purposes only.  The commodity price on any trading day will be determined based on the price published by the NYMEX Division.

The following graph sets forth the daily fixing prices of the underlying commodity for the period from January 1, 2009 through March 26, 2014.  The related table presents the published high and low fixing prices, as well as end-of-quarter fixing prices, for the underlying commodity for each quarter in the same period.  The commodity price on March 26, 2014 was $100.26.  We obtained the information in the table from Bloomberg Financial Markets, without independent verification.  The historical performance of the underlying commodity should not be taken as an indication of its future performance.

WTI Crude Oil Prices Daily Closing Prices of the First Nearby Month Futures Contract January 1, 2009 to March 26, 2014

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

WTI Crude Oil (in U.S. dollars per barrel)	High	Low	Period End
2009
First Quarter	54.34	33.98	49.66
Second Quarter	72.68	45.88	69.89
Third Quarter	74.37	59.52	70.61
Fourth Quarter	81.37	69.51	79.36
2010
First Quarter	83.76	71.19	83.76
Second Quarter	86.84	68.01	75.63
Third Quarter	82.55	71.63	79.97
Fourth Quarter	91.51	79.49	91.38
2011
First Quarter	106.72	84.32	106.72
Second Quarter	113.93	90.61	95.42
Third Quarter	99.87	79.20	79.20
Fourth Quarter	102.59	75.67	98.83
2012
First Quarter	109.77	96.36	103.02
Second Quarter	106.16	77.69	84.96
Third Quarter	99.00	83.75	92.19
Fourth Quarter	92.48	84.44	91.82
2013
First Quarter	97.94	90.12	97.23
Second Quarter	98.44	86.68	96.56
Third Quarter	110.53	97.99	102.33
Fourth Quarter	104.10	92.30	98.42
2014
First Quarter (through March 26, 2014)	104.92	91.66	100.26

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

Additional Information About the Notes
Please read this information in conjunction with the summary terms on the front cover of this document.

Additional Provisions:
Bull or bear notes:	Bull notes
Call right:	The notes are not callable prior to the maturity date.
Postponement of maturity date:
If the final determination date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be postponed to the second business day following the final determination date as postponed.

Denominations:	$1,000 per note and integral multiples thereof
Minimum ticketing size:	$1,000 / 1 note
Tax considerations:
In the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes.  Please read the section entitled “United States Federal Taxation” in the accompanying prospectus supplement.

Under this treatment, if you are a U.S. Holder, you generally will be subject to annual income tax based on the “comparable yield” of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  For the comparable yield and the projected payment schedule with respect to a note, please contact Morgan Stanley at 212-761-4000.

For U.S. federal income tax purposes, a U.S. Holder is required to use the comparable yield and the projected payment schedule established by us in determining interest accruals and adjustments in respect of a note, unless such U.S. Holder timely discloses and justifies the use of a different comparable yield and projected payment schedule to the Internal Revenue Service (the “IRS”).

The comparable yield and the projected payment schedule are not used for any purpose other than to determine a U.S. Holder’s interest accruals and adjustments thereto in respect of a note for U.S. federal income tax purposes.  They do not constitute a projection or representation by us regarding the actual amounts that will be paid on a note.

Additionally, as discussed in the section of the accompanying prospectus supplement entitled “United States Federal Taxation — Tax Consequences to U.S. Holders — Long-Term Notes — Adjustments to Interest Accruals on the Notes,” special rules will apply if one or more contingent payments on a note become fixed.

The IRS could seek to treat the notes as subject to Treasury regulations governing “variable rate debt instruments.”  Under these regulations, each contingent coupon on the notes would be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.  Upon a sale or exchange of the notes, a U.S. Holder would recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange (other than amounts attributable to accrued interest, which would be treated as ordinary interest income as discussed above) and the U.S. Holder’s tax basis in the notes, which would equal the U.S. Holder’s purchase price for the notes.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this document or the accompanying prospectus supplement.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

Trustee:	The Bank of New York Mellon
Use of proceeds and hedging:
The proceeds we receive from the sale of the notes will be used for general corporate purposes.  We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the Agent’s commissions.  The costs of the notes borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the notes.

On or prior to the pricing date, we hedged our anticipated exposure in connection with the notes, by entering into hedging transactions with our subsidiaries and/or third party dealers.  We expect our hedging counterparties to have taken positions in the underlying commodity or futures contracts or forward contracts on the underlying commodity.  Such purchase activity could have increased the price of the underlying commodity on the pricing date, and therefore, could have increased the price at or above which the underlying commodity must close on a determination date before you would receive a contingent coupon on the related contingent coupon payment date.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the notes, including on the determination date, by purchasing and selling the underlying commodity or futures contracts or forward contracts on the underlying commodity or positions in any other available instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments on a determination date.  We cannot give any assurance that our hedging activities will not affect the value of the underlying commodity, and, therefore, adversely affect the value of the notes or the payment you will receive on the related contingent coupon payment date, if any, and at maturity.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan,

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations:
Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Calculation agent:	MSCG
Supplemental information regarding plan of distribution; conflicts of interest:
Selected dealers, which may include our affiliates, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $35 for each note they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $5 per note.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

Validity of the notes:
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.

Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Where you can find more information:
Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement for commodity-linked notes) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  You should read the

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Commodity-Linked Notes with Contingent Coupon due March 29, 2029
Based on the Performance of West Texas Intermediate Light Sweet Crude Oil

prospectus in that registration statement, the prospectus supplement for commodity-linked notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for commodity-linked notes if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement for Commodity-Linked Notes dated August 17, 2012

Prospectus dated November 21, 2011

Terms used in this document are defined in the prospectus supplement for commodity-linked notes or in the prospectus.  As used in this document, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

March 2014	Page 17